Leading Brands, Inc.
Management’s Discussion & Analysis
For the year ended February 28, 2007

May 25, 2007

The following information should be read in conjunction with the Company’s February 28, 2007 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complimentary products from other brand owners. It is also a major producer and distributor of private label products and a co-packer for major branded food and beverage items.

Overall Performance

Operating losses
Historically, the Company has had periods of unprofitable operations. The Company is engaged in a relatively capital intensive industry (bottling operations) that is subject to some seasonal fluctuations. In periods of low volumes, fixed costs can result in operating losses.

Customers
The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 18% of revenue and the ten largest comprising 67% of revenue. The loss of several major customers would have a negative impact on earnings.

Exchange rates
The Company purchases from the United States certain raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The Company also sells certain products manufactured in Canada into the US. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. The sale of Canadian-produced products into the US acts as a natural hedge against foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company’s cost of product and revenues from export sales. The amount of export revenue does not offset the amount of raw materials and goods for resale purchased in US dollars. Therefore, some vulnerability to exchange rate fluctuations exists.

Critical supply
The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

Distribution contracts
The Company holds exclusive distribution contracts for Canada with certain suppliers. If one of these distribution contracts was terminated, it would have a negative impact on earnings.

Subsequent to the year end, the Company ceased distribution of Hansen’s® products. The Company is negotiating with Hansesn’s regarding amounts due to the Company under the terms of the distribution agreement.

Competition
Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth.

Laws and regulations
Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company’s products.

Interest rates and capital markets
Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company’s products and changes in interest rates.

Litigation
The Company is a party to various legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Other risks

  Changes in general economic and business conditions.
  The effectiveness and success of the Company’s marketing programs, especially for newer brands such as TrueBlue®, Infinite Health™ Water and TREK ®.
  Changes in consumer tastes and preference and market demand for new and existing products.
  Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Selected Annual Information

Net sales / operating revenue Net Income (loss) Net Income (loss) per share Total assets Long-term Obligations Cash dividends declared per common share	Year Ended Feb. 28, 2007 $45,758,325 ($3,554,684) ($0.23) $23,972,591 $3,899,998 Nil	Year Ended Feb. 28, 2006 $36,758,866 ($1,275,428) ($0.08) $23,823,561 $3,781,375 Nil	Year Ended Feb. 28, 2005 $33,566,204 $625,643 $0.04 $20,609,242 $2,913,843 Nil

In the year ended February 28, 2005, the Company had lower sales which was directly attributable to (1) the discontinuance of the marginally profitable Little Debbie’s® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company re-building its sales efforts there. In spite of the reduction in sales, the Company realized increased margin due to improved efficiencies in the bottling plants and improved margins in the Company’s licensed and own brands.

In the year ended February 28, 2006, the Company had higher revenue due to substantial increased sales in the second two quarters of the fiscal year. Sales discounts, rebates and slotting fees grew substantially, mostly in support of the Company’s new TrueBlue® brand and increased sales in Hansen’s® products and Fiji Water® licensed to the Company. Sales, general and administrative expenses grew 17% with the largest portion of the increase related to increased selling and marketing expenditures to promote the Company’s new brands.

In the year ended February 28, 2007, the Company had higher revenue due to substantial increased sales in branded beverage products. Sales discounts, rebates and slotting fees grew substantially, mostly in support of the Company’s new TrueBlue® brand and increased sales in Hansen’s® products. Sales, general and administrative expenses grew 28.3% with the largest portion of the increase related to increased selling and marketing expenditures to promote the Company’s branded beverage products.

Results of Operations

Introduction
The Company is involved in two main business functions, the distribution of the Company’s brands and other licensed brands and the operation of a bottling plant. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. The plant provides bottling services to a large co-pack customer and some national grocery chains for their products and also produces the Company’s branded products.

The Company’s goal is to increase production volume and sales by increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts and securing additional volume from its existing co-pack customer as well as securing new production contracts from customers requiring bottling services. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Financial Year Ended February 28, 2007

Sales
Revenue	Year ended	Year ended	Change
	February 28, 2007	February 28, 2006
Bottling Plants	$14,440,212	$14,998,254	($ 558,042)
Distribution and	$35,927,991	$24,295,472	$11,632,519
Other
Total Gross Revenue	$50,368,203	$39,293,726	$11,074,477
Discounts,
allowances and	($4,609,878)	($2,534,860)	($2,075,018)
Rebates
Net Revenue	$45,758,325	$36,758,866	$8,999,459

Gross sales for the year ended February 28, 2007 were $50,368,203 compared to $39,293,726 for the previous year, representing an increase of 28.2% . The decrease in plant revenue of $558,042 is the result of a net decrease in revenue of $81,184 from the Company’s co-pack customers that supply raw materials and a decrease in the production of private label brands and co-pack customers where the Company supplies the raw materials in the amount of $476,858. The increase in distribution and other revenue of $11,632,519 consists of an increase in revenue of the Company’s owned brand beverage products of $3,814,304 mostly due to the increase in TrueBlue® product sales, an increase in revenue from the Company’s licensed products in the amount of $8,861,415 mostly due to the increase in Hansen’s® product sales offset by a decrease in sales of food products of $1,043,200 mostly due to ceasing distribution to a certain convenience store chain. Sales discounts, rebates and slotting fees for the year ended February 28, 2007 were $4,609,878 compared to $2,534,860 the previous year. The increase of $2,075,018 represents an increase in sales discounts, rebates and slotting fees related to the sales of the Company’s owned brand beverage products in the amount of $1,159,899 mostly related to the TrueBlue® product, an increase of $987,369 for the Company’s licensed products, mostly related to Hansen’s® products, an increase in sales discounts and rebates related to the bottling plant in the amount of $38,194 offset by a decrease in discounts related to food products in the amount of $110,444 mostly due to ceasing distribution to a certain convenience store chain.

Cost of Sales and Margin

Cost of Sales	Year ended	Year ended	Change
	February 28, 2007	February 28, 2006
Bottling Plants	$8,528,571	$8,841,220	($ 312,649)
Distribution and	$24,967,642	$17,824,852	$7,142,790
Other
Total	$33,496,213	$26,666,072	$6,830,141

Cost of sales for the year ended February 28, 2007 was $33,496,213 compared to $26,666,072 for the previous year, representing an increase of 25.6% . The decrease in plant cost of sales of $312,649 is the result of an increase in cost of sales of $75,758 from the Company’s co-pack customers that supply raw materials offset by a decrease in cost of sales of private label brands and co-pack customers where the Company supplies the raw materials in the amount of $388,407. The increase in distribution and other cost of sales of $7,142,790 consists of an increase in cost of sales for the Company’s owned brand beverage products in the amount of $1,959,394 mostly due to the increase in TrueBlue® product cost of sales, an increase in cost of sales from the Company’s licensed products in the amount of $5,684,067 mostly due to the increase in Hansen’s® product cost of sales, offset by a decrease in cost of sales of food products of $500,671 mostly due to ceasing distribution to a certain convenience store chain.

Margin	Year ended	Year ended	Change
	February 28, 2007	February 28, 2006
Bottling Plants	$5,617,179	$5,900,766	($ 283,587)
Distribution and	$6,644,933	$4,192,028	$2,452,905
Other
Total	$12,262,112	$10,092,794	$2,169,318
Margin percentage	26.8%	27.5%	(0.7%	)

Margin for the year ended February 28, 2007 was $12,262,112 compared to $10,092,794 for the previous year, representing a decrease in margin percentage of 0.7% . The decrease in plant margin of $283,587 is the result of a decrease in margin of $214,557 from the Company’s co-pack customers that supply raw materials and a decrease in margin of private label brands and co-pack customers where the Company supplies the raw materials in the amount of $69,030. The increase in distribution and other margin of $2,452,905 consists of an increase in margin of the Company’s owned brand beverage products of $695,011 mostly due to the increase in TrueBlue® product margin, an increase in margin from the Company’s licensed products in the amount of $2,189,979 mostly due to the increase in Hansen’s® product margin offset by a decrease in margin of food products of $432,085 mostly due to ceasing distribution to a certain convenience store chain.

Selling, General and Administration Expenses
These expenses increased $2,830,234 from $10,044,862 to $12,875,096, or 28.3% . Selling and marketing expenses increased $1,759,430 to promote the Company’s brands, stock based compensation expense increased $273,502 largely due to the increased market price of the Company’s shares resulting in revaluation of certain options issued in prior periods, administration wages and outside contract services increased $279,076, plant and warehousing expenses increased $241,234, legal and audit fees increased $224,379, corporate relations expenses increased $48,223, and other selling, general and administration expenses increased $4,390. All of the amounts mentioned are net of the effects of currency translation.

Other Expenses and Recovery
For the year ended February 28, 2007, depreciation remained consistent at $864,381 compared to $858,020 in the prior year. Amortization of deferred costs decreased by $27,317 from $93,489 to $66,172 in the current year due to the end of amortization of certain line improvement costs. Interest increased by $122,215 from $343,488 in the fiscal year ended February 28, 2006 to $465,703 in the fiscal year just ended. Interest on long-term debt increased $102,680 due to higher average borrowing levels and higher interest rates. Interest on current debt increased $19,535 due to higher interest rates and the effect of currency translation offset by lower average borrowing levels. The Company recorded other income of $219,761 related to the termination of a bottling contract for the production of alcoholic beverages in the year ended February 28, 2007. The Company recorded an impairment write down of $3,168,698 related to the closure of the Richmond bottling plant. The Company recorded a loss on sale of assets in the amount of $32,528 due to a loss on sale of an investment in a candy company in the amount of $24,174 and a loss on sale of vehicles in the amount of $8,354 compared to a loss of $26,582 in the prior fiscal year mostly due to the sale of a bar truck business returned in the year. In the year ended February 28, 2007, the Company recorded a future income tax asset resulting in a tax recovery of $1,436,227 mostly corresponding to operating losses in the Canadian operating entity, compared to a future income tax expense of $771 in the prior year. The Company paid income taxes in the amount of $206 in the year ended February 28, 2007 compared to $1,010 in the prior year.

Summary of Quarterly Results

	February 28		November 30		August 31		May 31
Net sales / operating revenue	2007 $8,725,111	2006 $8,079,388	2006 $10,402,524	2005 $8,846,295	2006 $14,523,792	2005 $10,902,909	2006 $12,106,898	2005 $8,930,274
Income (loss)	($3,555,670)	($866,883)	($583,770)	($550,880)	$319,913	($158,101)	$264,843	$300,436
Income (loss) per share	($0.23)	($0.05)	($0.04)	($0.04)	$0.02	($0.01)	$0.02	$0.02
Net Income (loss) per share, diluted	($0.23)	($0.05)	($0.04)	($0.04)	$0.02	($0.01)	$0.02	$0.02

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is stronger due to the seasonal nature of the beverage business, as described in the ‘Overall Performance’ section.

The stock based compensation rules create a non-cash expense to sales general and administration expenses. Income/loss by quarter would be as follows without this expense:

	February 28		November 30		August 31		May 31
Income (loss)	2007 ($3,555,670)	2006 ($866,883)	2006 ($583,770)	2005 ($550,880)	2006 $319,913	2005 ($158,101)	2006 $264,843	2005 $300,436
Stock based compensation	$ 87,621	$ 83,370	$158,065	$ 55,165	$198,813	$ 97,380	$125,128	$ 60,210
Income (loss) excluding stock based compensation expense	($3,468,049)	($783,513)	($425,705)	($495,715)	$518,726	($ 60,721)	$389,971	$360,646

Liquidity and Capital Resources

As at February 28, 2007 the company had negative working capital of $596,633 compared to negative working capital of $307,554 at the prior year-end. Bank indebtedness increased to $3,356,721 from $2,617,294 for the prior year. There were no cash or cash equivalents as at February 28, 2007 or the previous year.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was not in compliance with the current ratio covenant or the tangible net worth covenant at February 28, 2007. If the Company fails to comply with the current ratio covenant, the Company is required to pay an additional monthly service charge in the amount of $5,000 Canadian until the covenant is in compliance. The Company has received a forbearance letter from the principal lender relating to the covenants. The lender advanced additional long-term debt in the fiscal year ended February 28, 2007.

The Company has secured a commitment for a $4 million Canadian lease for its capital projects for the coming fiscal year. The Company may also consider accessing the capital markets to raise monies to support the growth of its new brands. The Company believes that it consequently will have sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash utilized in operating activities for the 12 months ended February 28, 2007 was $1,190,446 compared to $167,122 in the prior fiscal year. In the year ended February 28, 2007, working capital changes utilized $900,941 due to an increase in accounts receivables that utilized $243,394, an increase in inventory that utilized $1,762,021 mostly due to the Company’s TrueBlue® brand, an increase in prepaid expenses that utilized $100,218 mostly due to prepaid slotting fees and prepaid marketing expenses, offset by an increase in accounts payable that generated $1,204,692. In the prior year, working capital changes utilized $166,681 due to an increase in accounts receivables that utilized $774,773, an increase in inventory that utilized $984,234, an increase in prepaid expenses that utilized $479,719 mostly due to slotting fees, offset by an increase in accounts payable that generated $2,072,045.

Net cash utilized in investing activities was $1,437,005 compared to $124,249 in the prior year. $1,585,002 was expended on the purchase of capital assets compared to $182,385 in the prior year. In the current year, $1,120,842 was expended on equipment for the bottling operations, $322,461 was expended on vehicles and $141,699 was expended on office equipment, software, and leasehold improvements. In the prior year, $76,846 was expended on equipment for the bottling operations, $31,942 was expended on vehicles and $73,597 was expended on office equipment, software, and leasehold improvements. The sale of assets generated $147,997 compared to $58,136 in the prior year.

Financing activities generated $2,627,451 compared to $291,371 in the prior year. In the current year, the Company repaid long-term debt of $575,499 compared to $851,632 in the prior year and increased bank indebtedness in the amount of $755,977 compared to $7,472 in the prior year. In the current year, $879,399 was generated from the proceeds of long term debt related to equipment lease financing compared to $1,099,762 in the prior year, generated from the proceeds of long term debt from the Company’s principal lender. In the current year, the issuance of common shares relating to the exercising of options generated $1,567,574 compared to $35,769 in the prior year.

The company has a demand revolving operating bank loan with a credit limit of $4,701,658, subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. The Company also has a term loan from the bank in the amount of $3,694,736 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum.

Other sources of financing include a promissory note payable and leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company has capital expenditure commitments for certain bottling equipment in the coming year ending February 28, 2008 that is being financed by a lease from the Company’s principal lender. Subsequent to the year-end, the Company entered into commitments to purchase various pieces of production equipment to improve efficiency and capacity in the Edmonton facility

Trend Information

Sales to date for the first quarter of fiscal 2008 are trending lower than the comparable period in the prior year. This is primarily due to the discontinuance of the distribution contract for the Hansen’s® brand and the termination of the bottling contract for alcoholic beverages that is partially offset by the growth of the Company’s branded portfolio. The strength of the Canadian dollar compared to the US dollar over the prior year has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Tabular disclosure of contractual obligations

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	4,273,110	671,775	1,400,598	1,962,234	238,503
Capital (Finance) Lease Obligations	348,238	49,575	109,384	189,279	-
Operating Lease Obligations	1,769,191	886,127	595,564	287,500	-
Purchase Obligations	608,000	608,000	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	1,387,000	269,000	446,000	242,000	430,000
Total	8,385,539	2,484,477	2,551,546	2,681,013	668,503

(1)	Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Off-Balance Sheet Arrangements

The Company is committed to operating leases for premises and equipment as disclosed in Note 12 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

Related Party Transactions

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2007 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a)

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. On February 28, 2006 the 12,000,000 preferred shares in NTI were redeemed in exchange for the Quick business.

b)	Sandman Hotels and Moxie’s Restaurants, companies with a director in common with the Company, supplied services in the amount of $22,130.

c)	Northwest Waste Systems, a company related to a director and officer of the Company, supplied services in the amount of $10,587.

d)	Mountain Spring Water Company, a company with a director and officer in common, purchased water from the Company’s spring site in the amount of $15,691.

There are no outstanding loans or guarantees made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed above.

Fourth Quarter

In the fourth quarter of the fiscal year ended February 28, 2007, the Company had increased gross revenues of 7.5% over same quarter in the prior year with a corresponding 35.7% increase in sales, general and administrative expenses. The Company recorded an impairment of property plant and equipment in the amount of $3,168,698 related to the closure of the Richmond bottling plant.

Critical Accounting Estimates

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 20 in the notes to the annual financial statements. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of the financial statements and related filings requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill, accounts receivable, inventory, revenue recognition, stock based compensation and income taxes.

Goodwill

Goodwill is tested for impairment annually or if an event occurs that will more likely than not reduce the fair value of the reporting unit below its carrying value. The significant assumptions are as follows:

a.	Expected cash flows from operations of the related entity, over the next five fiscal years.

b.	Forecasted operating results based on current economic conditions and expected future events.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment up to the carrying value of the goodwill balance of $2,866,766. A 10% change in annual revenue estimates would not materially change the valuation of the goodwill balances.

Accounts Receivable
Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require significant management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $379,307 at February 28, 2007. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory
Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 28, 2007, inventory balance was presented net of a provision for obsolete inventory in the amount of $670,674. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

Revenue Recognition
Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. Commencing with the fiscal year ended February 28, 2006, slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers.

Stock-based Compensation
Under Canadian GAAP, the Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. See note 1 of the Company’s financial statements for details on the change in Accounting Policy regarding stock-based compensation in the fiscal year ended February 28, 2005.

Effective March 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” under US GAAP. SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after March 1, 2006. Measurement and attribution of compensation cost for unvested awards at March 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Income Taxes
Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the future income tax asset. Although the Company has tax loss carry-forwards and other future income tax assets management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 15 of the consolidated financial statements.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment up to the carrying value of the future income tax balance of $3,892,603. A 10% change in revenue estimates without a corresponding reduction in overhead costs over the three years ending February 28, 2010 could change the valuation of the future income tax assets to a maximum amount of $436,000. The majority of the income tax asset commences to expire February 28, 2026.

Disclosure of Outstanding Share Data

At February 28, 2007 the Company had 16,400,845 issued and outstanding common shares.

There were also 1,771,077 issued and outstanding stock options, of which 1,120,986 were vested.

Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2007;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.